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                                                                  Exhibit (a)(8)
                                  PRESS RELEASE

                      RED ROOF INNS, INC. TO BE ACQUIRED BY
                                   ACCOR S.A.

                           ACCOR EXPANDS ITS WORLDWIDE
                    LEADERSHIP IN THE ECONOMY LODGING SEGMENT
                       AND ITS PRESENCE IN THE U.S. MARKET


Paris, France and Columbus, Ohio, USA
12 July 1999

Accor S.A. and Red Roof Inns, Inc. today jointly announced that Accor plans to launch a tender offer to acquire all outstanding shares of economy lodging company Red Roof Inns, Inc. at a price of $22.75 per share. The total value of the transaction, including assumption of debt, is slightly more than $1.1 billion.

Accor has received a commitment from the Morgan Stanley Real Estate Fund L.P. and certain of its co-investors, the majority shareholders of the Company, to tender their combined 68.3% stake at the offer price. The offer price of $22.75 represents a premium of 27.5% over the 30-day average trading price of $17.85 per share. Red Roof's revenues for 1998 amounted to $375.3 million, and EBITDA was $146.5 million. The transaction value represents a multiple of approximately
7.6 times 1998 EBITDA. The acquisition is expected to be immediately accretive to Accor.

With a network of 322 hotels (37,005 rooms, of which 29,907 are owned and the remainder franchised) primarily located in the Midwest, the East and in the South, Red Roof Inns enjoys high customer awareness and an outstanding brand image in the economy lodging market.

Motel 6 and Red Roof Inns complement each other particularly well, as is the case for the Formule 1 and Etap Hotel chains in Europe. The two brands complement each other in terms of geography (West and East), product mix (Budget and Econ omy) and clientele (leisure and business).

To supplement the renewed image and performance of Motel 6 in recent years, Accor plans to rapidly optimize the operations of Motel 6 and Red Roof Inns through realization of synergies and acceleration of the development and franchising pro gram. Motel 6 and Red Roof Inns will both become part of a newly formed group, Accor Economy Lodging.

Jean-Marc Espalioux, Chairman of the Management Board and CEO of Accor stated, "The acquisition of Red Roof fits with one of the key elements of Accor's global
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strategy, the strengthening of Accor's worldwide leadership in the economy hotel sector. The economy sector is promising in both developed and emerging nations, is highly profitable, and is less sensitive to economic cycles than other hotel sectors. With its unparalleled expertise, Accor will now operate 2,098 economy sector properties worldwide with 207,686 rooms under the brands Formule 1, Etap Hotel, Ibis, Motel 6, Studio 6 and Red Roof Inns, and reinforce its leading position on all continents."

"This is a great opportunity for Red Roof Inns and offers our shareholders the value that is representative of our company's strengths - - our people, our service, and our brand," said Francis W. "Butch" Cash, Chairman of the Board, President and Chief Executive Officer of Red Roof Inns. "The synergy created by joining the Accor family will allow Red Roof Inns to expand our strong brand positioning within a global marketplace."

Through Motel 6, Accor is already a leader in the U.S. budget and economy lodging sector. With the addition of the Red Roof Inns portfolio to the 790 Motel 6 proper ties (85,375 rooms), Accor will operate more than 120,00 rooms in this sector in the United States.

In the United States, the world's largest hotel market, Accor also operates through its upscale Novotel chain and growing luxury Sofitel chain, in business travel through its 50% interest in Carlson Wagonlit Travel and in corporate services through Child Care.

With the Red Roof acquisition, the portion of revenues generated in the United States will increase from 17% to 22%.

Accor, a leader worldwide in travel, tourism and business services, is active in 140 coun tries with 130,000 associates, through its four major complementary activities: hotels (3,084 hotels, 340,782 rooms after addition of Red Roof); travel agencies through Carlson Wagonlit Travel; car rental with Europcar and corporate services with Accor Corporate Services.

The financial advisor for Accor was J.P. Morgan & Co. and for Red Roof Inns was Morgan Stanley Dean Witter. The legal advisor for Accor was Proskauer Rose LLP and for Red Roof Inns was Skadden, Arps, Slate, Meagher and Flom LLP.

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                                 Accor Contacts

Jacques Charbit                                          Marie-Claire Camus
Tel:  33 1 45 38 87 53                                   Tel:  33 1 45 38 84 85

                             Red Roof Inns Contacts

Gail B. Whitcomb                                         Lisa K. Klinger
Media Inquiries                                          Analyst Inquiries
614-876-3276                                             614-876-3227